Immediate

Wayne R. Weidner - (610) 369-6282

            NATIONAL PENN BANCSHARES, INC. ANNOUNCES STOCK REPURCHASE

BOYERTOWN, PA., January 28, 2004 -- National Penn Bancshares, Inc. announced today that its Board of Directors had approved an agreement to purchase 124,100 shares of National Penn stock from John W. Jacobs, a director of the company. Mr. Jacobs previously announced that he will retire from the Board at the end of his current term, which expires in April at National Penn's 2004 Annual Meeting of Shareholders. Mr. Jacobs is selling these shares in order to diversify his assets.

The purchase of Mr. Jacobs' shares is pursuant to National Penn's stock repurchase program, authorized by the Board of Directors September 24, 2003. Under the repurchase program, National Penn is authorized to repurchase, from time to time, in market or negotiated transactions, up to 1,000,000 shares of its common stock. After the purchase of Mr. Jacobs' shares, 718,000 authorized shares remain under the repurchase program. The agreement, which was effective January 26, 2004, provides for the purchase of Mr. Jacobs' shares at the closing price on January 26, 2004.

National Penn Bancshares, Inc. (Nasdaq: NPBC) is a $3.5 billion company operating 66 community offices in southeastern Pennsylvania through National Penn Bank and its FirstService and HomeTowne Heritage Bank Divisions. Trust and investment management services are provided through Investors Trust Company and FirstService Capital; brokerage services are provided through Penn Securities, Inc.; mortgage banking activities are provided through Penn 1st Financial Services, Inc.; insurance services are provided through FirstService Insurance Agency; and equipment leasing services are provided through National Penn Leasing Company. National Penn Bancshares, Inc. common stock is traded on the Nasdaq Stock Market under the symbol "NPBC." Additional information about the National Penn family is available on National Penn's Web site at www.nationalpennbancshares.com.


The following disclosure is made in accordance with Rules 165 and 14a-12 of the Securities and Exchange Commission ("SEC").

          National Penn urges shareholders of Peoples First, Inc. and other investors to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 which National Penn will file with the SEC in connection with the proposed merger. This proxy statement/prospectus will contain important information about National Penn, Peoples First, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After the proxy statement/prospectus is filed with the SEC,




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it will be available for free on the SEC's web site at http://www.sec.gov. It will also be available for free from National Penn and Peoples First. You may direct such a request to either of the following persons:

         Carl R. Fretz                      Sandra L. Spayd
         Vice Chairman and Secretary        Secretary
         Peoples First, Inc.                National Penn Bancshares, Inc.
         24 S. Third Street                 Philadelphia and Reading Avenues
         Oxford, PA  19363                  Boyertown, PA  19512
         Phone:  (610) 932-9294             Phone:  (610) 369-6202

          In addition to the proposed registration statement and proxy statement/prospectus, National Penn and Peoples First file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by National Penn or Peoples First at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. National Penn's and Peoples First's filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov.

          Peoples First and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Peoples First with respect to the transactions contemplated by the merger agreement. Information concerning such officers and directors is included in Peoples First's proxy statement for its 2003 annual meeting of shareholders previously filed with the SEC. This document is available for free on the SEC's website at http://www.sec.gov. It is also available for free from Peoples First. You may direct a request for this document to the Peoples First officer identified above.


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